UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☒   Form C/A: Amendment to Offering Statement
        ☒ Check box if Amendment is material and investors must reconfirm within 5 business days
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:
FLY Wilmington LLC

Legal status of issuer:
Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Delaware

Date of organization:
6/1/2021

Physical address of issuer:
115 S. Compo Road
Westport, CT 06880

Website of issuer:
www.FLYWilmingtonNC.com

Name of the intermediary through which the offering will be conducted:
Folla Capital, LLC

CIK number of intermediary:
0001786669

SEC file number of intermediary:
008-70399

CRD number, if applicable, or intermediary:
305140

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral fees associated with the offering:
- The issuer shall pay $1,500 per month retainer fee; and,
- The issuer shall pay an 8% commission on the gross amount raised, with credit given for the monthly retainer fees paid if the raise is successful.

Any other direct or indirect interest in the issuer held by the intermediary, or any other arrangement for the intermediary to acquire such an interest:
None

Name of qualified third-party "Escrow Agent" which the Offering will utilize:
North Capital Private Securities Corporation

Type of security offered:
Debt (Patriots Business Bond)

Target number of securities to be offered:
1,000 Bonds

Price (or method for determining price):
Face Value of Bonds ($1,000)

Target offering amount:
$200,000

Oversubscriptions accepted:
☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other:

Maximum offering amount (if different from target offering amount):
$5,000,000

Deadline to reach the target offering amount (Target date):
3/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$92,738	$0
Cash & Cash Equivalents	$39,538	$0
Accounts Receivable	$0	$0
Short-term Debt	$33,657	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($101,919)	$0

The jurisdictions in which the issuer intends to offer the Securities:

☒AL ☒AK ☒AZ ☒AR ☒CA ☒CO ☒CT ☒DE ☒DC ☒FL ☒GA ☒HI ☒ID ☒IL ☒IN ☒IA ☒KS ☒KY ☒LA ☒ME ☒MD ☒MA ☒MI ☒MN ☒MS ☒MO ☒MT ☒NE ☒NV ☒NH ☒NJ ☒NM ☒NY ☒NC ☒ND ☒OH ☒OK ☒OR ☒PA ☒RI ☒SC ☒SD ☒TN ☒TX ☒UT ☒VT ☒VA ☒WA ☒WV ☒WI ☒WY



FORM C
OFFERING MEMORANDUM

Facilitated by



FORWARD-LOOKING STATEMENTS

Certain information set forth in this business plan contains "forward-looking information." Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

The Company

1. **Name of Issuer:** FLY Wilmington LLC

Eligibility

2. ☒   **Check this box to certify that all of the following statements are true for the issuer:**

*   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
*   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
*   Not an investment company registered or required to be registered under the Investment Company Act of 1940.
*   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer format).
*   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
*   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

☐ Yes ☒ No

If yes, explain:

Directors of The Company

4. **Provide the following information about each director (and any person occupying a similar status or performing a similar function) of the issuer:**

Name	Position	Dates of Service	Principal Occupation	Principal Employer
The Company does not currently have a Board of Directors				

Officers of The Company

5. Provide the following information about each officer (and any person occupying a similar status or performing a similar function) of the issuer:

Name	Position	Dates of Service	Principal Occupation	Principal Employer
David J. Soler	Chief Operating Officer	07/1/2021 – Present	Chief Operating Officer	FLY Wilmington, LLC
Patrick M. Maguire	Co-Owner	07/1/2021 – Present	Special Operations Officer	United States Marine Corps
George H. Jamison	Co-Owner	07/1/2021 – Present	Corporate Communications Practice Leader	Spencer Stuart

Business Experience during the past three years:

Name	Employer	Employer's Principal Business	Title	Dates of Service	Responsibilities
David J. Soler	United States Marine Corps	National Defense	Operations Officer and Ground Supply Officer	2015 – 2021	Recruiting operations and supply and logistics in defense of the United States
Patrick M. Maguire	United States Marine Corps	National Defense	Special Operations Officer	2007 – Present	Conduct special operations in defense of the United States
George H. Jamison	Spencer Stuart	Global executive search and leadership consulting	Corporate Communications Practice Leader	2005 – Present	Leads corporate communications and investor relations business and manages the firms Stamford, CT office

David J. Soler, Chief Operating Officer

Dave Soler is a Captain in the U.S. Marine Corps who recently transitioned into the reserves from active duty after 7 years of service. During his time in the U.S. Marine Corps, Dave served as a Ground Supply Officer at Camp Lejeune, NC, with 1 combat deployment in the Middle East. Most recently, Dave served as the Operations Officer for a three-state recruiting station, overseeing all Marine Corps recruiting operations in Maryland, West Virginia, and Virginia. Before active service, Dave was the Sponsorship Coordinator for Live Nation, Connecticut. As a member of the sales team, Dave executed local, regional, and national sponsorship contracts within all Live Nation CT venues. Dave earned a Bachelor of Arts Degree from the University of Connecticut and a Master's in Business Administration from American Military University.

Dave and his wife, Bernadette, are residents of Wilmington, North Carolina.

Patrick M. Maguire, Founder / Co-Owner

Patrick Maguire is an active-duty Major in the U.S. Marine Corps, with 14 years of active service. For the past 8 years, Patrick has served as a Special Operations Officer in the Marine Special Operations Command (MARSOC), including 10 combat deployments throughout the Middle East and Africa. Over the past 7 years, he has been qualified as a certified military freefall operator in the elite Marine Corps Raider jump program, including the planning and execution of military freefall training and operations. Patrick is also a United States Parachute Association Class C license holder and certified Coach.

Patrick is currently stationed at Camp Lejeune, NC, and lives in the local area with his wife and children.

George H. Jamison, Co-Owner

George Jamison is a partner with Spencer Stuart, a global leadership advisory and executive search firm with offices throughout North America, Europe, Asia, and Latin America. He runs the firm's global Corporate Communications and Investor Relations search practice and formerly managed the firm's office in Stamford, CT, a $40 million profit center with approximately 75 professional employees.

Prior to joining Spencer Stuart, George was a senior executive on the leadership teams of several Fortune 500 companies, most recently United Technologies Corporation, where he served as the chief communications officer. Prior to United Technologies, George served in similar roles on the leadership teams of Hughes Electronics, and CNBC, where he was part of the executive team that "put the network on the map" in the mid-late 1990s.

George began his career in the U.S. Air Force, where he served as a media relations action officer on the staff of the Secretary of the Air Force in the Pentagon, and earlier as director of communications for the Arnold Engineering Development Center, the world's largest complex of wind tunnels, space chambers, jet engine, and rocket motor test cells, and ballistics ranges.

George and his wife Kathy live in Westport, Connecticut.

Principal Security Holders

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Maguire Jamison LLC	790,000 Common Units	95%

The above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

[Remainder of this page intentionally left blank]



iFLY Wilmington

Business Plan

March 2022





FORWARD-LOOKING STATEMENTS

Certain information set forth in this document contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Executive Summary

Product

iFLY Wilmington is an Indoor Skydiving Facility that provides a year-round, indoor, fun, educational, safe, training, and entertaining environment for persons of all ages, abilities, and skill levels.

Customers

The target audience for iFLY Wilmington will center around the categories (of all genders) that, through detailed corporate research, produce the highest sources of revenue: family flyers, groups and events, sports flyers, and military training. Additionally, iFLY Wilmington presents a unique advantage for additional customers and revenue streams as it will be located in the center of a highly successful and ever-expanding tourist destination, and will serve as a significant attraction for the neighboring 50,000 United States Marines and their families located in and around Camp Lejeune, just 35 miles to the northeast (including the Headquarters and operational center of the Marine Special Operations Raiders and two renowned Marine Reconnaissance units). In total, iFLY Wilmington will serve a consumer and military population of more than 4 million consumers within a target 60-mile radius of its location, the proven demographic market area for existing iFly facilities in other locations.

Future of the Company

The world and sport of indoor skydiving (also known as Body Flight) continue to go grow globally. With 89 iFLYs in existence throughout the world, the iFLY and Sky Ventures family proudly reports that there has never been a failed business throughout its' 20 years of existence. iFLY facilities worldwide are proven to generate strong cash revenues with rapid ROI and high EBITDA margins.

Company Description

Mission Statement

The mission of iFLY Wilmington is to provide a world-class recreational and training facility that serves a diverse population of customers ranging from beginners to seasoned enthusiasts and military professionals in the greater Wilmington, North Carolina area, and create a safe and fun Indoor Skydiving experience that makes "The Dream Of Flight A Reality for Everyone."

Principal Members

Patrick M. Maguire – Co-Owner



Patrick Maguire is an active-duty Major in the U.S. Marine Corps, with 14 years of active service. For the past 8 years, Patrick has served as a Special Operations Officer in the Marine Special Operations Command (MARSOC), including 10 combat deployments throughout the Middle East and Africa. Over the past 7 years, he has been qualified as a certified military freefall operator in the elite Marine Corps Raider jump program, including the planning and execution of military freefall training and operations. Patrick is also a United States Parachute Association Class C license holder and certified Coach. Patrick is currently stationed at Camp Lejeune, NC, and lives in the local area with his wife and children.

George H. Jamison – Co-Owner



George Jamison is a partner with Spencer Stuart, a global leadership advisory and executive search firm with offices throughout North America, Europe, Asia, and Latin America. He runs the firm's global Corporate Communications and Investor Relations search practice and formerly managed the firm's office in Stamford, CT, a $40 million profit center with approximately 75 professional employees.

Before joining Spencer Stuart, George was a senior executive on the leadership teams of several Fortune 500 companies, most recently United Technologies Corporation, where he served as Chief Communications Officer. Before United Technologies, George served in similar roles on the leadership teams of Hughes Electronics, and CNBC, where he was part of the executive team that "put the network on the map" in the mid-late 1990s.

George began his career in the U.S. Air Force, where he served as a media relations action officer on the staff of the Secretary of the Air Force in the Pentagon, and earlier as director of communications for the Arnold Engineering Development Center, the world's largest complex of wind tunnels, space chambers, jet engine, rocket motor test cells, and ballistics ranges.

George and his wife Kathy live in Westport, Connecticut.

Dave J. Soler – Chief Operating Officer



Dave Soler is a Captain in the U.S. Marine Corps who recently transitioned into the reserves from active duty after 7 years of service. During his time in the U.S. Marine Corps, Dave served as a Ground Supply Officer at Camp Lejeune, NC, with 1 combat deployment in the Middle East. Most recently, Dave served as the Operations Officer for a three-state recruiting station, overseeing all Marine Corps recruiting operations in Maryland, West Virginia, and Virginia. Before active service, Dave was the Sponsorship Coordinator for Live Nation, Connecticut. As a member of the sales team, Dave executed local, regional, and national sponsorship contracts within all Live Nation CT venues. Dave earned a Bachelor of Arts Degree from the University of Connecticut and a Master's in Business Administration from American Military University.

Dave and his wife, Bernadette, are residents of Wilmington, North Carolina.

Patrick L. Atkin – Primary Consultant

Patrick Atkin is a retired Master Sergeant of the United States Air Force, having served for 21 years. After retiring from the Air Force and for the past 20 years, he has been qualified as a certified Military Freefall Instructor for the Joint Special Operations Command in their unique Military Freefall jump program. Additionally, for the past twelve years, Patrick has worked as the Director of Airborne Operations for Rampart Aviation; an exclusive supporting organization to several other United States Special Operations Command entities for aviation and Military Freefall training support. Patrick is also a United States Parachute Association-certified Accelerated Freefall Instructor Examiner; the highest individual certified skydiving qualification recognized domestically and internationally.

Patrick currently resides in Tucson, AZ with his wife and son.

Legal Structure

iFLY Wilmington is a branded operating facility owned by FLY Wilmington LLC, a Limited Liability Company, organized in Delaware.

Market Research

Industry

iFLY Wilmington, NC will join the rapidly expanding Indoor Skydiving industry. Established in 1998, iFLY has established a secure position as the global market leader with 75% market share serviced by 89 iFLY Indoor Skydiving facilities globally; all of which are operating profitably. With 89 operating wind tunnels in 19 countries, iFLY has flown over 8 million people across 5 continents. Rather than dropping a person from a plane at 120 mph, the indoor wind tunnel blows air upward at 120 mph allowing the participant to fly on a cushion of air. iFLY Wilmington's closest competitor, Paraclete XP, offers a similar experience in a smaller and less capable facility and is located approximately 100 miles away (a trip of more than 2.5 hours by car) in Raeford, NC. This distance is proven to be unacceptable by the skydiving (military and civilian) community and the targeted audiences who bring in the largest revenue, ages 4-14. The closest iFLY facility is located in Charlotte, NC; approximately 200 miles and more than 4 hours from Wilmington.

Detailed Description of Customers



Enthusiasts (33%): Experienced Skydivers, Wind Tunnel / Body Flight Enthusiasts, and Military (SOF) Jumpers

Locals (33%): First Time Flyers, STEM Programs, and Corporate Events

Tourists (33%): First Time Flyers, Local Entertainment Seekers

iFLY Wilmington intends to service more than 26,000 individual flyers per year. Although across the iFLY family the top demographic producing the highest consistent revenue lies within the ages of 4-14 years (all genders), iFLY Wilmington plans to leverage its unique location to target three specific customer demographics; Enthusiasts/Military Professionals, Locals, and Tourists. This market approach has been successfully proven by the iFly franchise facility in Virginia Beach, VA, and we have a high degree of confidence it can be successfully replicated in the Wilmington, NC location.

Enthusiasts: Experienced Skydivers / Wind Tunnel Enthusiasts and Military (Special Operations Forces)

- Experienced Skydivers / Wind Tunnel Enthusiasts: Wilmington, NC is home to a robust and mature Skydiving community ranging from Amateur to Professional Skydivers who participate in their skydiving activities primarily out of Southport, NC; 45-60 mins South of iFLY Wilmington. However, this "real world" jumping is only feasible for ½ of the calendar year and often requires those jumpers to travel hundreds of miles to even the closest indoor training facility, Paraclete XP in Raeford, NC (if tunnel time is available).

- Military (Special Operations Forces): Approx. 35 miles North of iFLY Wilmington lies Camp Lejeune, NC; home of 50,000 active duty United States Marines. Specifically, the target population is the Marine Special Operations Command (MARSOC) Raiders, 2nd Reconnaissance Battalion, and 2nd Force Reconnaissance Company; all with fully developed and expanding Military Freefall programs which require significant "tunnel time" throughout the qualification process and to maintain certification. Currently, these programs lack an indoor skydiving training facility, requiring the Marine Corps to transport marines and equipment hundreds of miles at significant government expense to a variety of privately-owned indoor skydiving facilities of similar (and in some cases less) capabilities to those that will be offered by iFLY Wilmington. These programs currently serve more than 1,000 qualified MFF professionals and cost tens of millions of dollars annually. Included in these costs are hundreds of thousands of dollars annually to facilitate jump training that includes expensive transportation costs, per diem, and meals & incidentals; all on top of the indoor training fees.

Locals: According to Visit North Carolina, a Wilmington Business Development partnership, the 5 counties surrounding iFLY Wilmington, all within 60 miles, are home to approximately 700,000 people (as of 2020); without the seasonal influx of tourists Memorial Day through Veterans Day. That population is projected to grow close to 800,000 by 2030.

- First-Time Flyers: Detailed research and analysis show that iFLY's most profitable demographic lies within the "First Time Flyer" category, ages 4-14, regardless of location. iFLY Wilmington will continue to leverage this demographic and tailor sales and marketing staff and strategies accordingly.

- Science, Technology, Engineering, and Mathematics (STEM): Given Wilmington's immediate proximity to several prominent and nationally recognized Universities, vocational schools, and highly rated public school systems, iFLY Wilmington will work with local and regional educational centers to leverage the opportunity to educate, allow students to understand, and experience the technical and scientific side of human flight. ("It's so much more than a lesson – it's an enriching day of fun and learning that they'll remember the rest of their lives" – iFLYWorld.com)

- Corporate Events: Historically, Corporate field trips and team-building events represent a lucrative market, with a larger customer size per visit as compared to the First Time Flyer demographic. In Europe alone, corporate events account for 20% of iFLYs' revenue. However, in the US, corporate events account for only 2% of revenue simply due to a lack of sales and marketing concentration. iFLY

Wilmington will use the deep executive experience of its owners to pursue this promising and relatively price-insensitive market from day one.

Tourists: According to Visit North Carolina, in the surrounding counties around iFLY Wilmington, during 2020, visitors accounted for an influx of $1.7 billion of spending. 89% of those visitors traveled by vehicle while 90% of those visitors traveled for leisure. 39% of the visitors traveled from within NC.

iFLY Wilmington will partner with local tourist boards and economic development agencies to promote iFly as a significant regional attraction for tourists and vacationers and will market directly to vacationers through local partnerships and direct outreach.

- First-Time Flyers / Local Entertainment Seekers: The same demographic applies from the Locals category, however, can be expanded to an older age demographic as well. iFLY will capitalize on tourists' natural inclination to seek out fun, new, and exciting experiences, and the sites under consideration for this facility will be located on Eastwood Road, a highly-traveled thoroughfare with an average daily traffic passage of 22,500 cars per day, and near the two major interstate highways most commonly traveled into and out of Wilmington and the surrounding counties.

Unique Company Advantages

iFLY Wilmington will be the only indoor skydiving facility within 2.5 – 3 hours of Wilmington, NC, a vibrant and prosperous community with a robust tourism industry and close proximity to a significant population of young military families who are naturally inclined to seek physical activities for entertainment and enjoyment. Additionally, with an exponentially growing and purpose-driven military freefall population within 30 minutes of the facility, the owners of iFLY Wilmington have subject matter expertise in the intricacies of Special Operations Forces training and requirements and a rare and unique network of contacts and influence. This important population of patriots and selfless personnel will account for a meaningful portion of iFLY Wilmington's business for the indefinite future given that: 1) USMC forces do not currently own nor have plans to build an indoor skydiving facility in Camp Lejeune; 2) Marine Special Operations Command has approved plans to stand up a new and innovative Marine Raider Airborne Course requiring several hundreds of hours per year of mandatory indoor wind tunnel training, with no facilities within 100 miles; and 3) there is an opportunity to save the DoD significant money in per diem and transportation costs for both personnel and equipment.

Regulations

iFLY Wilmington will comply with all Federal and NC state business regulations, environmental regulations, and International Body Flight Association (IBA).

Service Line

Product/Service

Services Include:

- Military Freefall Training Facility
- Body Flight Sport Training Facility
- Virtual Reality Skydiving Experience
- Body Flight School (all ages)
- Children's New Flyer Experience
- Corporate Off-Site Leadership and Staff Development Experience
- STEM apparatus via local middle school, high school, university/college, and vocational schools
- Video, photo, and clothing memorabilia for the iFly experience

Pricing Structure

iFLY Wilmington's proposed pricing structure is based on a detailed market analysis of existing iFLY facilities with similar customer demographic and revenue structures. The below pricing structure is based on the nearby Virginia Beach, VA franchise wind tunnel, on a single flyer utilizing the indoor wind tunnel for 1-minute intervals (additions noted):

- **First Time (1 – 5 Flyers**): Includes Flight Gear Rentals, Pre-Flight Training, One-on-One Flight Instruction, Personalized Flight Certificate, and Personalized Flight Feedback
  - 2 Flights per Person: $65.77
  - 3 Flights per Person: $90.09
  - 4 Flights per Person: $112.61
  - 5 Flights per Person: $133.33
  - Friends & Family 10 Flights (for up to 5 people): $61.00
    - Additions: 10 flights shared between 1-5 people, 5 video clips from flight session
  - 2 Flights + Virtual Reality per Person: $94.95
    - Additions: 1 Virtual Reality flight: Skydive the world, BASE Jump into the Alps, or Fly like a Dragon (How to Save Your Dragon): Available for flyers 6+ years old and up to 260lbs
- **Groups (6+ Flyers):** Includes 2 Flights per person, 15% off when you fly with 6 or more people, Flight Gear Rental, Pre-Flight Training, One-on-One Flight Instruction, Personalized Flight Certificate, Photos and Videos for each flyer
  - 2 Flights for Groups (for groups of 6+): $71.00 per person

- **Returning Flyers:** Includes All Equipment Rental, Dedicated Flight Instructor, All flights must be flown within one 30 minute session
    - 4 Return Flights (for one person): $108.11
    - 6 Return Flights (for up to two people): $162.16
    - 10 Return Flights (shared between up to five people): $247.75

Intellectual Property Rights

iFLY will abide by all Intellectual Property Rights of the iFLY brand and standard operating procedures; such as logo, general pricing options, rules and regulations for the operation of an indoor wind tunnel, general operating procedures (including online marketing and sales).

Marketing & Sales

Communicate with the Customer

iFLY Wilmington will communicate with its customers by:

- Meeting with local targeted companies, schools, institutions, and clientele
- Partnering with local tourism and economic development organizations
- Advertising in most trafficked/visited tourist locations
- Utilizing the established iFLY branded website
- Using social media such as Twitter, YouTube, Facebook, Tiktok, and LinkedIn

How to Sell

iFLY Wilmington will initially employ a single Sales and Marketing Manager. As profits increase and if deemed necessary, iFLY Wilmington will look to add a Sales and Marketing Assistant to assist with additional clientele markets and account management/coordination. This individual will also provide company social media and online marketing support. The company will increase awareness of our targeted customers through online advertising, proactive public relations campaigns, word of mouth recommendations and direct outreach to the military and skydiving communities, outreach to local colleges, universities, and primary education institutions, and by leveraging our natural brand advertising via our site location on a high-traffic main thoroughfare.

Financial Projections

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FLY Wilmington LLC
Forecasted Statement of Operations
For the years ending December 31, 2022, 2023, 2024, 2025 and 2026

	Forecast 12/31/2022	Forecast 12/31/2023	Forecast 12/31/2024	Forecast 12/31/2025	Forecast 12/31/2026
Revenue					
First Time Flyers Hour Sales	$ -	$ 1,701,540	$ 2,268,720	$ 2,346,000	$ 2,484,000
Bulk Flyer Hour Sales	-	288,000	1,267,200	1,280,000	1,408,000
Retail Merchandise	-	84,600	112,800	112,800	112,800
Videos / Photos	-	107,100	142,800	142,800	142,800
Total Revenue	$ -	$ 2,181,240	$ 3,791,520	$ 3,881,600	$ 4,147,600
Cost of Sales					
First Time Flyer Hours COGS	$ -	$ 255,231	$ 340,308	$ 351,900	$ 372,600
Bulk Flyer Hour COGS	-	43,200	190,080	192,000	211,200
Retail Merchandise COGS	-	29,610	39,480	39,480	39,480
Videos/Photos COGS	-	14,994	19,992	19,992	19,992
Royalties	-	152,685	265,404	271,712	290,332
Total Cost of Sales	$ -	$ 495,720	$ 855,264	$ 875,084	$ 933,604
Gross Profit	$ -	$ 1,685,520	$ 2,936,256	$ 3,006,516	$ 3,213,996
Operating Expenses					
Startup Expenses - Summary	$ 742,500	$ -	$ -	$ -	$ -
Operating Expenses Summary					
Payroll and Benefits	$ -	$ 711,840	$ 854,208	$ 896,611	$ 940,906
Commercial Insurance (new)	-	111,996	111,996	111,996	111,996
Rent or Lease - Other Business Property	-	99,000	132,000	132,000	132,000
Repairs and Maintenance	-	29,250	39,000	39,000	39,000
Supplies	-	5,000	6,000	6,000	6,000
Licenses	-	100	-	-	-
Facility Maintenance	-	36,000	48,000	48,000	48,000
Landscape & Gardening	-	4,500	6,000	6,000	6,000
Advertising & Marketing	-	80,000	96,000	96,000	96,000
Accounting Services	-	3,690	4,920	4,920	4,920
Equipment purchases under $1K	-	12,000	12,000	12,000	12,000
Uniforms	-	9,000	12,000	12,000	12,000
Payroll Services	-	2,250	3,000	3,000	3,000
Consultants & Extra Flight Staff	-	9,000	12,000	12,000	12,000
Bank Service Charges	-	2,700	3,600	3,600	3,600
IT / Computer Supplies & Systems	-	48,000	48,000	48,000	48,000
Dues & Memberships	-	1,800	2,400	2,400	2,400
Travel	-	4,500	6,000	6,000	6,000
Meals & Entertainment	-	4,500	6,000	6,000	6,000
Printing	-	11,700	15,600	15,600	15,600
Office Supplies	-	4,500	6,000	6,000	6,000
Security service	-	1,350	1,800	1,800	1,800
Postage and Shipping	-	450	600	600	600
Staff training	-	2,250	3,000	3,000	3,000
Contingency & other	-	9,000	12,000	12,000	12,000
Total Operating Expenses	$ 742,500	$ 1,204,376	$ 1,442,124	$ 1,484,527	$ 1,528,822
Income from operations	$ (742,500)	$ 481,144	$ 1,494,132	$ 1,521,989	$ 1,685,174
Other Income(Expense)					
Depreciation - Building (39 years)	$ (30,146)	$ (166,828)	$ (168,840)	$ (168,840)	$ (168,840)
Depreciation - Machinery & Equipment (5 years)	(138,029)	(576,186)	(577,680)	(577,680)	(577,680)
Bank Loan Interest Expense	(107,320)	(319,556)	(315,761)	(311,713)	(307,395)
SBA Loan Interest Expense	(30,487)	(89,793)	(87,226)	(84,586)	(81,865)
Patriots Business Bond Interest Expense	(33,332)	(227,504)	(230,004)	(230,004)	(230,004)
Total Other Income(Expense)	$ (231,994)	$ (1,060,311)	$ (1,063,750)	$ (1,061,110)	$ (1,058,389)
Net Income	$ (974,494)	$ (579,167)	$ 430,382	$ 460,879	$ 626,785

Fly Wilmington LLC
Forecasted Balance Sheets
December 31, 2022, 2023, 2024, 2025 and 2026

	Forecast 12/31/2022	Forecast 12/31/2023	Forecast 12/31/2024	Forecast 12/31/2025	Forecast 12/31/2026
Current Assets					
Cash and cash equivalents	$ 2,075,739	$ 117,405	$ 651,182	$ 1,412,384	$ 2,296,225
Accounts Receivable (Bulk Sales)	-	192,000	230,400	210,411	231,452
Prepaid Insurance	-	4	8	12	16
Total Current Assets	$ 2,075,739	$ 309,409	$ 881,590	$ 1,622,807	$ 2,527,693
Property and Equipment					
Building	$ 4,785,000	$ 6,700,000	$ 6,700,000	$ 6,700,000	$ 6,700,000
Depreciation - Building	(30,146)	(196,974)	(365,814)	(534,654)	(703,494)
Machinery & Equipment	2,810,000	2,900,000	2,900,000	2,900,000	2,900,000
Depreciation - Equipment	(138,029)	(714,215)	(1,291,895)	(1,869,575)	(2,447,255)
Total Property and Equipment	$ 7,426,825	$ 8,688,811	$ 7,942,291	$ 7,195,771	$ 6,449,251
Total	$ 9,502,564	$ 8,998,220	$ 8,823,881	$ 8,818,578	$ 8,976,944
Current Liabilities					
Accounts Payable	$ -	$ 35,310	$ 35,310	$ 34,826	$ 34,826
Bond Interest Payable	49,999	250,003	108,340	108,340	108,340
Total Current Liabilities	$ 49,999	$ 285,313	$ 143,650	$ 143,166	$ 143,166
Long Term Liabilities					
Bank Loan	$ 4,941,916	$ 4,885,260	$ 4,824,809	$ 4,760,310	$ 4,691,493
SBA Permanent Loan	3,031,463	2,947,184	2,860,338	2,770,852	2,678,645
Patriots Business Bond	2,000,000	2,300,000	2,300,000	2,300,000	2,300,000
Total Long Term Liabilities	$ 9,973,379	$ 10,132,444	$ 9,985,147	$ 9,831,162	$ 9,670,138
Stockholder Equity					
Equity	$ 561,000	$ 561,000	$ 561,000	$ 561,000	$ 561,000
Retained earnings	(1,081,814)	(1,980,537)	(1,865,916)	(1,716,750)	(1,397,360)
Total Stockholder Equity	$ (520,814)	$ (1,419,537)	$ (1,304,916)	$ (1,155,750)	$ (836,360)
Total	$ 9,502,564	$ 8,998,220	$ 8,823,881	$ 8,818,578	$ 8,976,944

Fly Wilmington LLC
Forecasted Statement of Cash Flows
December 31, 2022, 2023, 2024, 2025 and 2026

	Forecast 12/31/2022	Forecast 12/31/2023	Forecast 12/31/2024	Forecast 12/31/2025	Forecast 12/31/2026
Cash Flows from Operating Activities					
Operating revenues	$ -	$ 2,181,240	$ 3,791,520	$ 3,881,600	$ 4,147,600
Change in Accounts Receivable (Bulk Sales)	-	(192,000)	(38,400)	19,989	(21,041)
Cash received from customers	-	1,989,240	3,753,120	3,901,589	4,126,559
Operating expenses	742,500	1,700,096	2,297,388	2,359,611	2,462,426
Change in Accounts Payable	-	(35,310)	-	484	-
Change in IE	171,139	636,853	632,991	626,303	619,264
Change in Other Current Assets	-	4	4	4	4
Change in Other Current Liabilities	(49,999)	(200,004)	141,663	-	-
Cash paid to supplies and employees	$ 863,640	$ 2,101,639	$ 3,072,046	$ 2,986,402	$ 3,081,694
Total Cash Flows from Operating Activities	$ (863,640)	$ (112,399)	$ 681,074	$ 915,187	$ 1,044,865
Cash Flows from Investment Activities					
Change in Property and Equipment Assets	$ (7,595,000)	$ (2,005,000)	$ -	$ -	$ -
Total Cash Flows from Investment Activities	$ (7,595,000)	$ (2,005,000)	$ -	$ -	$ -
Cash Flows from Financing Activities					
Change in Notes Payable	$ 9,973,379	$ 159,065	$ (147,297)	$ (153,985)	$ (161,024)
Change in Capital Accounts	561,000	-	-	-	-
Total Cash Flows from Financing Activities	$ 10,534,379	$ 159,065	$ (147,297)	$ (153,985)	$ (161,024)
Net Increase(Decrease) in Cash	$ 2,075,739	$ (1,958,334)	$ 533,777	$ 761,202	$ 883,841
Cash at Beginning of Period	-	2,075,739	117,405	651,182	1,412,384
Cash at End of Period	$ 2,075,739	$ 117,405	$ 651,182	$ 1,412,384	$ 2,296,225

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

“Best-Efforts” Offering and “Rolling Closings”

The offering of these securities is on a “best-efforts” basis. The Company intends to raise a minimum amount or target amount of $200,000 and a maximum amount of $5,000,000 by March 30, 2023. If we reach our target offering amount before March 30, 2023, we may request that the escrow agent disburse funds to us. At that point, investors whose Purchase and Investment Agreements have been accepted will all become investors in the company. We will then continue to raise funds until the maximum amount has been reached, or we decide to close the offering. We may request the escrow agent to disburse funds at a schedule determined by the Company and the Escrow Agent.

No guarantee of return

Investors are entitled to receive a return on their investment only through the securities offered. The Company has sole discretion in determining when or if to make cash distributions to Investors. There is no guarantee that the Company will ever pay any cash distributions to Investors. There is no guarantee that the value of any investor’s capital account will be preserved, and investors must be able to bear the risk of the total loss of their investment in the Company. Investments in the Company are not insured by FDIC, SIPC, or any other governmental or private entity. Investors should be prepared to suffer a total loss of their investment in the Company. The return to Investors and the future value of the investment will depend on several factors which cannot be predicted and may be beyond the control of the Company. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company depends on many factors, including general, local, and industry-related economic conditions. If the Company does not generate sufficient revenues, the Investors may not receive any return at all and may lose all their investment. If the Company ceases operations, liquidates, dissolves, winds up, has its assets

assigned to creditors, or otherwise experience an event that causes a change in control, ("Change in Control") Investors may not recoup part or all their investment from the Company.

No market and no liquidity

The securities in this Offering are illiquid. That means there is no ready market for the sale of such securities, that it may be difficult or impossible to sell or otherwise dispose of this investment, and Investors should be prepared to hold this investment indefinitely.

Investors will not become owners of the Company

Investors will not become owners, members, officers, directors, or partners of the Company and shall have no voting rights. Investors are not entitled to any of the Company's assets, cash flow, or profits, other than specific rights set forth in the Purchase and Investment Agreement. Since Investors will have no voting rights, you will have little or no ability to influence the affairs of the Company.

Securities are unsecured obligations

The Company's obligations under the securities offered are unsecured obligations. This means the security is not protected by a guarantor or collateralized by a lien on specific assets of the borrower in the case of a bankruptcy or liquidation or failure to meet the terms for repayment, except as specifically detailed in the Offering Memorandum and/or the Purchase and Investment Agreement.

Franchise and software license agreements

The Company has entered into a franchise agreement and a software licensing agreement with iFLY Franchising, LLC. The Company's ability to execute its business plan requires the Company to comply with the agreements. Should the agreements be terminated for any reason, it could have a material effect on the ability of the Company to conduct business as proposed.

Certain approvals required

The Company entered into a ground lease agreement for property located at 1445 Eastwood Road, Wilmington, NC 28403. The property must receive certain approvals before it can be used for its intended purposes. Approvals mean the issuance of all necessary approvals, variance, and permits, specifically including a change in the zoning classification of the land to such classification as allows the use of the land for the permitted use. The Regulation CF campaign may commence prior to the approvals being granted. The Company has identified an alternate location should the required approvals not be granted with no future resolution identified.

No operating history

The Company is a start-up company with no operating history and faces competition from larger, more established, and better-financed competitors offering similar services. Although the Company believes that its product offerings will prove to be a key differentiator and allow the Company to capture market share, there can be no guarantee that it will be successful.

Customers

The success of the Company's business plan rests on its ability to identify and obtain customers for its products. The Company has no prior experience in building this type of business, and there can be no assurance that the Company will be successful in its efforts. The inability of the Company to develop a diverse base of customers would have a substantial negative impact on the Company and your investment. The Company intends to enter into a relationship with the United States Department of Defense to provide flight time for training of military personnel. They do not currently have an agreement in place and if they don't provide that service, revenues could be adversely affected.

Supplier relationships

The Company will rely on various suppliers within its supply chain. If the Company is unable to continue these supplier relationships, or the various third parties fail to perform, it may have a material adverse effect on the Company's operational and financial performance.

A small team of professionals with limited industry experience

The Company currently depends upon the ability, skill, and experience of its key personnel. If some key personnel are unable to perform their duties as anticipated, either through unforeseen health issues or premature death, the ability to execute the business plan will be negatively affected. The Company does not currently maintain key person life or disability insurance.

Regulatory Risk

The Company must comply with local, state, and federal rules and regulations. If the Company fails to comply with a rule or regulation it may be subject to fines or other penalties, or its status may be lapsed, revoked, or suspended. The Company may have to stop operating, and you could lose your entire investment.

The unpredictability of future results

The projected results of the Company's financial position and business operations as reflected in the Financial Projections are based upon certain assumptions and estimates made by Company's management. Actual future financial performance and operating results of the Company may be subject to fluctuations resulting from several factors, many of which are outside the control of the Company. Under no circumstances should such information be construed to represent or predict that the Company will achieve any particular results. We may not be able to generate sufficient cash flow from operations to make scheduled principal and interest payments on the Security. The default provisions are detailed in the Purchase and Investment Agreement.

Management's discretion as to use of proceeds

Our success will be dependent upon the discretion and judgment of our management team with respect to the application and use of the proceeds of the Offering. While the use of the proceeds as detailed in the

Offering Materials is management's intent, management will have the discretion to adjust the use of proceeds as it deems appropriate and in the best interest of the Company.

Project financing not closed and potential loan covenants

The Company has entered into preliminary loan agreements through Newtek Business Lending LLC for approximately $7,936,000 to finance the project. The Company received approval for its loan application on February 11, 2022. The approval, however, is contingent upon the issuance of an Authorization for Debenture Guarantee (SBA Authorization) from the U.S. Small Business Administration, and the full compliance with all terms and conditions reflected in all Lenders' respective loan documents. The date of the loan closing has not been established and should the loan closing be delayed, or not closed, the Company will seek alternative financing, which could delay the completion of the project and the timing of the projected revenues. In addition, the final loan documents may include loan covenants that may affect the ability of the Company to pay investors as described in the Purchase and Investment Agreement.

Additional capital may be required

Although the Company believes the proceeds of this Offering will provide adequate funding to develop and successfully support its business plan, the Company offers no such assurances. If the Company's cash requirements exceed current expectations, the Company may need to raise additional capital. Additional capital could include conducting another crowdfunding raise. There is no guarantee that securing additional capital on acceptable terms will be available when needed. The inability to obtain capital when needed could have a material adverse effect on the Company, including requiring the Company to experience a change in control or terminate its operations. In either of these scenarios, Investors could lose all, or a significant portion of, their investment. If we incur additional debt, your security may be subordinate to the payment of principal or interest on such future debt and our ability to pay our obligation on the Security may be adversely affected.

Right to extend the offering deadline

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline is reached. You have the right to cancel your investment up to 48 hours before an Offering Deadline; however, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the Target Amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate.

Business Interruptions

Our product offerings, operations, and the location of our business are vulnerable to damage or interruptions from earthquakes, fires, floods, power losses, telecommunication failures, terrorist attacks, acts of war, human errors, break-ins, pandemics, and similar events. A significant natural disaster could have a material adverse impact on our business, financial condition, and results of operations that our insurance coverage may be insufficient to compensate the Company for losses that may occur. The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company cannot guarantee that it will resume operations in the future.

Uncertainty in global economic conditions

Our operations and performance depend on economic conditions. The current economic environment continues to be uncertain. We may experience decreased revenues and increased costs that may negatively affect our revenue projections. We cannot predict the timing, strength, or duration of any economic slowdown or subsequent recovery in our industry. These and other economic factors could have a material effect on our financial condition and operating results.

Tax Considerations

The information contained in the Offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors or omissions or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security. The offering materials do not, and are not intended to, provide legal, tax, or accounting advice, and prospective investors and investors should consult their tax advisors concerning the application of tax laws to their particular situations.

Unforeseen risks

In addition to the risks listed above, businesses are often subject to unforeseen risks. It is not possible to foresee all risks. Investors are encouraged to carefully analyze the risks and merits of an investment in the Securities prior to making an investment.

The Offering

9. What is the purpose of the offering?

The purpose of this offering is to raise funds that the Company will use as supplemental funding to its current loan proposals to fund current and future operations as detailed in the business plan described above.

10. How does the issuer intend to use the proceeds of the offering?

Use of Funds		
Description	**At Target Amount**	**At Maximum Amount**
Total Proceeds	$200,000	$5,000,000
Less: Offering Expenses	(16,000)	(400,000)
Net Proceeds	$184,000	$4,600,000
Use of Net Proceeds		
Financing of Wind Tunnel	$184,000	$2,500,000
Building Construction	-0-	2,100,000
Total Use of Funds	$184,000	$4,600,000

11. How will the issuer complete the transaction and deliver securities to the investors?

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the Investor.

1. Eligible Investor Questionnaire - The Investor will be required to complete and submit an Eligible Investor Questionnaire along with a requested investment amount.

2. Investment Agreement - The Investor will also execute an investment agreement with the Company using the Investor's electronic signature.

3. Acceptance of the Investment - If the investment agreement is complete, the Investor's commitment will be recorded. After the Offering closes, either through an initial closing or a final closing, the investment agreement will be counter-signed by the Company. The executed investment agreement will then be delivered to the Investor via email.

4. Investor Transfer of Funds - Upon receiving confirmation that an investment agreement has been accepted, the Investor will be responsible for transferring funds from a source that is acceptable to the Escrow Agent into an Escrow Account held by the Escrow Agent.

The Company has the right to refuse any subscription in its sole discretion for any reason, including the Company's belief that an Investor does not meet the applicable suitability requirements. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate regarding the suitability of Investors. The Company reserves the right to modify the suitability standards with respect to prospective Investors to comply with any applicable state or local laws, rules, or regulations.

The investment agreement provides the Company the right to cancel the Offering for any reason before the Offering Termination Date.

If the sum of the investment commitments from all Investors does not equal or exceed the target offering amount at the time of the Offering Termination Date, no securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Investors shall direct all payments to the Escrow Agent (the "Escrow Agent") to be deposited into the Escrow Account (the "Escrow Account") until the target offering amount has been reached as stated in the disclosure document and provided for in the terms of the escrow agreement. The Escrow Agreement details all terms of the escrow agreement and process and should any information in this document be different than the information contained in the Escrow Agreement, the Escrow Agreement will govern.

The Offering is contingent upon the Company's receipt of the target offering amount prior to the deadline to reach the target offering amount. All funds received from Investors will be held in an Escrow Account established by the Escrow Agent until the target offering amount has been reached. When the target offering amount has been reached and funds have been received by the Escrow Agent and deposited into the Escrow Account pursuant to the terms of the escrow agreement, and provided that there have been no material changes that would require an extension of the Offering and recommitment of the investment, then, and only then, can the Escrow Agent begin an initial closing consisting of a transfer of Investor funds (net of the escrow fee to be paid to the Escrow Agent), from the Escrow Account to a deposit account maintained by the Company.

Escrow Agent shall release Offering proceeds, less Escrow Agent's fee to the Company only if:

- the aggregate funds deposited into the Escrow Account from all Investors is equal to or greater than the target offering amount;
- the target offering amount has been deposited into the Escrow Account by the target date;
- this Form C and the information of this securities offering has been posted and publicly available on the Funding Portal for at least 21 days;
- the Issuer chooses to close the offering earlier than the target date to reach the target offering amount; and,
- the Issuer has notified the investor of the new deadline for the securities offering at least 5 business days prior to the new deadline and investor does not cancel his or her investment commitment at least 48 hours prior to the new deadline (as described in Question 12 below.)

Escrow Agent shall return Investor's funds to the Investor if:

- the target offering amount has not been reached by the target date;
- prior to the target offering amount being reached, Investor gives notice to the Company that it is canceling its commitment to invest in the Offering and is requesting a return of its funds; or,
- the Company terminates the Offering for any reason prior to the target offering amount is reached by the target date.

If there is a material change to the terms of the Offering or the information provided to the Investor about the Offering and/or the Company, the Investor will be provided notice of the change and must reconfirm their investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, they will receive notifications disclosing that the commitment was canceled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the Offering is to remain open, the Offering will be extended to allow for a period of five business days for the Investor to reconfirm.

12. How can an issuer cancel an investment commitment?

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered?

The securities being offered are Patriots Business Bonds, as defined in the Purchase and Investment Agreement, which are unsecured debt obligations of the Company. The Patriots Business Bonds will be issued in $1,000 increments with a minimum investment amount of $2,000. The interest rate is 10.0% with interest being paid semi-annually. The term of the Patriots Business Bonds is 5 years. The Company is seeking to raise a target amount of **$200,000** with a maximum amount of **$5,000,000** from potential Investors through the offer and sale of the securities. The attached Purchase and Investment Agreement details all terms of the offering and should any information in this document be different than the information contained in the Purchase and Investment Agreement, the Purchase and Investment Agreement will govern. The securities entitle the Investor to receive interest payments as detailed in Appendix I of the Purchase and Investment Agreement. Payments shall continue until the earlier of: (i) the term of the Purchase and Investment Agreements; or (ii) the termination of this Agreement as provided herein.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

If yes, explain:

16. How may the terms of the securities offered be modified?

The terms of the securities offered may not be modified, altered, or amended.

Restrictions on Transfer of the Securities Being Offered

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U. S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. See Exhibit 3.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Common Stock:				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Debt Securities:				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Other:				
LLC Common Units	2,000,000	1,000,000	☒ Yes ☐ No	☒ Yes ☐ No Specify: The rights and liabilities of the

				Members of the Company shall be as provided in the Delaware Limited Liability Company Act, as amended from time to time, and the Limited Liability Company Agreement

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	None
Options:	None
Other Rights:	None

18. How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

The securities being offered represent debt of the Company and have no voting rights; therefore, they are not materially limited, diluted, or qualified by the rights of any other class of security identified above.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

If yes, explain:

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The securities being offered represent debt of the Company. The exercise of any rights held by the principal shareholders identified above will have no effect on the purchasers of the securities being offered.

21. How are the securities being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The securities are valued at the face value of the Patriots Business Bonds.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The securities being offered represent debt of the Company. There are no risks to purchasers of the securities relating to minority ownership in the issuer.

23. What are the risks to purchasers associated with corporate actions, including:
- **additional issuances of securities,**
- **issuer repurchase of securities,**

- **a sale of the issuer or of assets of the issuer or transactions with related parties?**

Nothing in the terms of this Offering prohibits or otherwise prevents the Company from securing future funding by any means determined appropriate by the Company.

The Company may, in its sole discretion, at any time prior to the payment in full of the Patriots Business Bond Amount, Buy-Out the Company's obligations to the Investor under this Agreement, and terminate this Agreement by paying the Investor an amount equal to all outstanding principal and accrued interest.

Upon a Change of Control at any time prior to the maturity date, all outstanding principal and accrued interest shall be due and payable to the Investor prior to, or simultaneously with, the closing of such Change of Control.

24. Describe the material terms of any indebtedness of the issuer.

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
None				

25. What other exempt offerings have the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
None				

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.

☐ Yes ☒ No
If yes, for each transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			

Financial Condition of the Issuer

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

FLY Wilmington LLC is a limited liability company organized on June 1, 2021, under the laws of Delaware. The Company was founded to create an indoor skydiving environment to foster growth, entertainment, and development in all facets from first-time flyers of all ages to military and skydiving professionals seeking to develop and sharpen their skills, to leadership development services for corporate, government, and military leaders.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Please see the attached independent auditor's report for additional information.

Financial Information

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required	Financial Statement Requirements:
(a) $107,000 or less	☐The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): • Total income • Taxable income; and • Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the

	☒Financial statements of the issuer and its predecessors if any	certification of the principal officer.
(b) More than $107,000, but not more than $535,000	☐Financial statements of the issuer and its predecessors if any	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review and need not include the reviewed financial statements.
(c) More than $535,000	☒Financial statements of the issuer and its predecessors if any	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding: • Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and its offering is more than $535,000 but not more than $1,070,000: • Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.

		If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

Financial information can be found in Exhibit 2 to this Form C.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors, and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☒ No

    (iii)   arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities?
          ☐ Yes ☒No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment, or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   In connection with the purchase or sale of any security? ☐ Yes ☒ No

    (ii)   Involving the making of any false filing with the Commission? ☐ Yes ☒ No

    (iii)   arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities?
          ☐ Yes ☒ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U. S. Commodity Futures Trading Commission; or the National Credit Union Association that:

  (i) At the time of filing of this offering statement bars the person from:

    (A) association with an entity regulated by such commission, authority, agency, or officer?
       ☐ Yes ☒ No

    (B) engaging in the business of securities, insurance, or banking? ☐ Yes ☒ No

    (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203€ or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor, or funding portal? ☐ Yes ☒ No

  (ii) places limitations on the activities, functions, or operations of such person? ☐ Yes ☒ No

  (iii) bars such persons from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, please explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of this offering statement, orders the person to cease and desist from committing or causing violation or future violation of:

  (i) a scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act, and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

  (ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member, a registered national securities exchange, or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

If Yes to any of the above, explain:

(7) Has any person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No

If Yes to any of the above, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

If Yes to any of the above, explain:

If you answered "Yes" to any of these questions and the conviction, order, judgment, decree, suspension, expulsion, or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include:
   (1) any other material information presented to investors; and
   (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors can be found at https://www.follacapital.com

Communications and Ongoing Reporting

Electronic Format

The Company shall provide the disclosure document, notices, and all other information to a prospective Investor or Investors in electronic format. All information or communication affecting a prospective Investor's or Investor's rights, except a rescission offer, shall be provided in electronic format. Prospective Investors or Investors may opt out of electronic notices by contacting the Company and requesting a paper format. All additional communications or inquiries relating to the Offering Materials or to a possible investment in the Company which cannot be made via the means described above should be made through the Company at its principal office address.

Offering Discussion

The Company will provide a communication channel that facilitates the public sharing of information related to terms of the Offering through a communication channel that leverages the "wisdom of the crowd". The Company will be available to answer questions that a prospective Investor or Investors may have and furnish additional information by posting questions and answers on the online portal. The communication channel will be located on the funding portal. The Company will make available to all prospective Investors or Investors, upon request, copies of any material agreements and other documents relating to the Company. Prospective Investors and Investors will have the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company or its funding portal shall establish guidelines for communication using the communications channel and has the right to remove abusive or potentially fraudulent communications. The Company shall identify itself in all communications, including their name, title, and affiliation with the Company. The Company will also provide prospective Investors and Investors an opportunity to meet with representatives of the Company to obtain other additional information.

Ongoing Reporting

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.) must file the Form no later than 120 days after the issuer's fiscal year-end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided, and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash, and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

Investors should consider potential federal, state, and local tax consequences of an investment in this security. You may be subject to tax on your share of the taxable income and losses of the Company, whether you have sold or otherwise disposed of your investment or received any dividends or other distributions from the Company.

Taxes

The information contained in the Offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors or omissions or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security.

THE OFFERING MATERIALS DO NOT, AND ARE NOT INTENDED TO, PROVIDE LEGAL, TAX, OR ACCOUNTING ADVICE, AND PROSPECTIVE INVESTORS AND INVESTORS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF TAX LAWS TO THEIR PARTICULAR SITUATIONS.

Additional Disclosures

Investor Requirements

Before selling a security to an Investor, the Company shall require the Investor to provide the Company with:

- a signed, dated document identifying the Investor and containing the following certifications:

    - ☐ "By checking this box, I, the investor, acknowledge that I have reviewed the issuer's Form C and Disclosure Materials, as well as the educational materials provided on the Portal, understood the risks that come with investing in issuing companies on the Portal, and acknowledge that my entire investment may be lost, and I will be financially and psychologically fine if it is. I understand that the decision whether to consult a professional advisor regarding my investment is my decision and that the Portal does not offer any investment advice or suggestions."
    - ☐ "By checking this box, I, the investor, acknowledge that I understand I can cancel my investment commitment up to 48 hours before the offering's closing deadline. If I have made a commitment within this 48-hour window, I cannot cancel my investment."
    - ☐ "By checking this box, I, the investor, acknowledge that the securities are subject to transfer restrictions and that I have reviewed and understood these transfer restrictions as provided in the Portal's educational materials."
    - ☐ "By checking this box, I, the investor, acknowledge that I have provided truthful and accurate representations of the documents and information requested by the Portal."

Offering Materials not All-Inclusive: The Offering Materials have been prepared to attempt to provide all prospective Investors with all material information needed for prospective Investors to make an informed decision on whether they choose to make an investment in the Company; however, the Offering Materials do not purport to contain all information that a prospective Investor may desire when conducting its own due diligence. Prospective Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the security. Prior to making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all the Offering Materials provided and the other information that you acquire. No information or any statements made in the Offering Materials is intended or should be construed as investment, tax, or legal advice.

Forward-Looking Statements: Prospective Investors should read the discussion and analysis of the Company's financial condition and results of operations together with the financial statements and the related notes and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective Investors should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the discussion and analysis.

Purchase and Investment Agreement Fully Sets Forth all Terms, Conditions, and Restrictions: All terms, conditions, and restrictions of the securities offered are fully set forth in the Purchase and Investment Agreement. Prospective Investors should not invest unless they have completely and thoroughly reviewed the provisions of the Purchase and Investment Agreement. If any of the terms, conditions, or other provisions of the Purchase and Investment Agreement, either written or oral, are inconsistent with or contrary to the information provided in the Offering Materials, then the Purchase and Investment Agreement will control.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David J. Soler

(Signature)

David J. Soler

(Name)

Chief Operating Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/George H. Jamison

(Signature)

George H. Jamison

(Name)

Co-Owner

(Title)

/s/Patrick M. Maguire

(Signature)

Patrick M. Maguire

(Name)

Co-Owner

(Title)

/s/David J. Soler

(Signature)

David J. Soler

(Name)

Chief Operating Officer

(Title)

EXHIBIT 1

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

[Remainder of this page intentionally left blank]

Fly Wilmington LLC
A Delaware Limited Liability Corporation

Financial Statements and Independent Auditor's Report

December 31, 2021

Fly Wilmington LLC

TABLE OF CONTENTS



To the Board of Directors
Fly Wilmington LLC
Raleigh, North Carolina

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Fly Wilmington LLC (the "Company"), which comprise the balance sheet as of December 31, 2021 and the related statement of operations, changes in members' equity, and cash flows for the period from June 1, 2021 (inception) to December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fly Wilmington LLC as of December 31, 2021, and the results of its operations and its cash flows for the period from June 1, 2021 (inception) to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fly Wilmington LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has sustained a net loss of $101,919 and has negative cash flows from operations for the period ended December 31, 2021. The Company has limited liquid assets to satisfy its obligations as they come due with $39,538 of cash as of December 31, 2021. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fly Wilmington LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fly Wilmington LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fly Wilmington LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
March 10, 2022

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

FLY WILMINGTON LLC
BALANCE SHEET
As of December 31, 2021

ASSETS

Current Assets:		
Cash and cash equivalents	$	39,538
Total Current Assets		39,538
Non-Current Assets:		
Deposit		25,000
Property and equipment, net		28,200
Total Non-Current Assets		53,200
TOTAL ASSETS	$	92,738

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Current Liabilities:		
Accounts payable and accrued expense	$	33,657
Total Current Liabilities		33,657
Members' Equity:		59,081
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	92,738

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-3-

FLY WILMINGTON LLC
STATEMENT OF OPERATIONS
For the period from June 1, 2021 (inception) to December 31, 2021

Net revenues	$	-
Costs of goods sold		-
Gross profit		-
Operating Expenses:		
General & administrative		101,919
Total Operating Expenses		101,919
Net loss	$	(101,919)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-4-

FLY WILMINGTON LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the period from June 1, 2021 (inception) to December 31, 2021

	Members' Equity
Balance at June 1, 2021 (inception)	$ -
Member contributions	161,000
Net loss	(101,919)
Balance at December 31, 2021	$ 59,081

FLY WILMINGTON LLC
STATEMENT OF CASH FLOWS
For the period from June 1, 2021 (inception) to December 31, 2021

Cash Flows From Operating Activities		
Net Loss	$	(101,919)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in deposit		(25,000)
Increase/(Decrease) in accounts payable and accrued expenses		5,457
Net Cash Used In Operating Activities		(121,462)
Cash Flows From Financing Activities		
Proceeds from member contributions		161,000
Cash Provided By Financing Activities		161,000
Net Change In Cash		39,538
Cash at Beginning of Period		-
Cash at End of Period	$	39,538
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Supplemental Disclosure of Non-Cash Investing Activity		
Capitalized property and equipment included in accounts payable	$	28,200

See Independent Auditor's Report and accompanying notes, which are an integral part of these
financial statements.

FLY WILMINGTON LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and for the period from June 1, 2021 (inception) to December 31, 2021

NOTE 1: NATURE OF OPERATIONS

Fly Wilmington LLC (the "Company") is a limited liability company organized on June 1, 2021, under the laws of Delaware. The Company was founded to create an indoor skydiving environment to foster growth, entertainment, and development in all facets from first time flyers of all ages to military and skydiving professionals seeking to develop and sharpen their skills, to leadership development experiences for corporate, government, and military leaders.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The management reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment total $28,000 for surveying and design costs and such have not been depreciated as of December 31, 2021 as the asset has not been placed in service.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the member. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company's management will evaluate the impact of this new standard on the Company's financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained a net loss of $101,919 and has negative cash flows from operations for the period ended December 31, 2021. The Company has limited liquid assets to satisfy its obligations as they come due with $39,538 of cash as of December 31, 2021. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time, without continued financing.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

A member made capital contributions of $161,000 for the period ended December 31, 2021.

NOTE 5: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: LEASE OBLIGATIONS

On October 22, 2021, the Company entered into a ground lease agreement. The lease commenced In October 2021 and shall continue for 10 years from rent commencement date, defined as the earlier of the Company opening its business or 210 days after approval for construction is obtained. The Company may renew the lease for up to four additional five-year terms. The Lessor shall have the right to terminate the lease if approvals have not been obtained on or before September 9, 2022 and Company shall have the right to terminate the lease at any time, prior to the lease commencement date, if the approvals have not been obtained on or before September 9, 2022. The initial lease rate is $130,000 per year for the first 5 years, $136,500 for the following 5 years, and at rates varying from $143,325 to $225,000 per year for each of the four optional renewal periods.

NOTE 7: SUBSEQUENT EVENTS

Equipment Purchase

On February 15, 2022, the Company ("Buyer") entered into an equipment purchase agreement with SkyVenture, LLC ("Seller") to purchase a vertical wind tunnel for $2,810,000 plus a $65,000 IT setup fee. The Buyer paid $250,000, which consists of $225,000 as a first deposit and an initial fee of $25,000. The entire first deposit is non-refundable, however, if the Buyer fails to make the second payment as stated in the agreement, and the agreement terminates by failure to make such payment, the Seller will allow the Buyer to take such deposit and re-allocate it to another wind tunnel purchase within the same territory.

The Buyer shall pay the sum of $1,235,000 (the "second deposit") to the Seller upon the earlier of closing of a loan for the equipment and rezoning of the property located in Wilmington, North Carolina, or September 1, 2022. The second deposit is non-refundable, even in the event the buyer fails to pay the second deposit by the second deposit due date. The Buyer shall pay the sum of $1,350,000 (the "third deposit") plus the systems setup fee to the Seller by December 15, 2022. With the third deposit plus the systems setup fee, the amount due by the Buyer on the third deposit due date shall be $1,415,000. The entire third deposit is non-refundable. If for any reason the Buyer fails to pay the third deposit due date, the agreement shall terminate.

Franchise Agreement

On February 15, 2022, the Company ("Franchisee") entered into a franchise agreement with IFLY Franchising, LLC ("Franchisor"). The Franchisor grants to Franchisee a non-exclusive, non-assignable, non-transferable, non-sublicensable right to operate the equipment (as noted in the agreement) at the location and to offer and sell the products and services using the system (as noted in the agreement) and trademarks.

The Franchisee shall pay the Franchisor an initial franchisee fee of $25,000. During the term of the agreement, the Franchisee agrees to pay a royalty amounting to 7% of Franchisee's monthly gross sales, but not less than the minimum annual royalty (as defined in the agreement). The agreement shall continue in effect for a period of 20 years and the Franchisee may renew for an additional 10 years.

Software License Agreement

On February 15, 2022, the Company ("Licensee") entered into a software license agreement with IFLY Franchising, LLC ("Licensor"). The Licensor grants to Licensee a non-exclusive, non-assignable, license to use the computer programs (as noted in the agreement). The lease shall commence on the 15th day of the month 60 days prior to the expected start of commercial operations and continuing each month thereafter throughout the term of the software license with a monthly fee of $3,000 per month.

Management's Evaluation

Management has evaluated subsequent events through March 10, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT 2
PURCHASE AND INVESTMENT AGREEMENT

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PATRIOTS BUSINESS BOND



FLY WILMINGTON LLC
PATRIOTS BUSINESS BOND
PURCHASE AND INVESTMENT AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE SECURITIES LAWS OF ANY STATES, AND THE SECURITIES ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS. THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT ACCORDING TO SUCH RESTRICTIONS.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE DISCLOSURE MATERIALS PRODUCED TO THE INVESTORS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This PATRIOTS BUSINESS BOND PURCHASE AND INVESTMENT AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified, and/or restated from time to time, this "*Agreement*") is entered into by and between FLY Wilmington LLC, a Delaware Limited Liability Company (the "*Company*" or "*Issuer*") and _____ ("*Investor*"). This Agreement is one in a series of Patriots Business Bond Agreements (collectively, "*Bonds*") being issued by the Company to the Investor and other investors pursuant to the terms of those certain Regulation CF offering materials (as supplemented or amended from time to time, the "*Offering Materials*") available on the Company offering profile at https://app.follacapital.com/offering/flyilm/details (the "*Company Offering Profile*") pursuant to which the Company will raise up to an aggregate amount up to $5,000,000 from investors (the "*Offering*"). This Agreement is governed by section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)).

Section 1. Certain Defined Terms.

For the purposes of this Agreement, certain capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them on Exhibit A attached hereto and incorporated herein by reference.

Section 2. Investment Amount and Payment Terms.

2.01 Investor agrees to invest the amount listed in Appendix I attached hereto and incorporated herein by reference (the "*Investment Amount*").

2.02 Investor shall be entitled to receive Patriots Business Bond Payments (the *"Payments"*) from the Company as detailed in Appendix I and Appendix II. All payments shall be paid directly to the Investor as designated in <u>Appendix I</u>. Payments shall continue until the earlier of: (i) the term of the bonds; or (ii) the termination of this Agreement as provided herein.

2.03   No interest payment made to an Investor by the Company shall be allowed to exceed any statutory maximum interest rate imposed by Federal or state law. To the extent that an interest payment has an estimated interest rate that exceeds a statutory maximum interest rate imposed by Federal or state law, the Company will reduce the interest payment to the maximum payment allowable under Federal or state laws. The immediate future interest payments will include any unpaid amounts until there is no balance of any unpaid amounts. To the extent that any interest payment is not paid within five (5) business days of such payment becoming due to the Investor, and the delay is not excused, the Company shall be assessed a late payment charge at an annual rate equal to five percent (5%) based on the number of days elapsed out of a 365-day calendar year. A delay shall be excused under this paragraph to the extent it is due to events outside of the Company's control, including without limitation an act of God or the actions or inactions of a third-party payment processor or the Investor, provided that the Company will take all reasonable efforts to make the payment as soon as practicable. This late payment charge shall be cumulative and assessed once per period against the unpaid amounts due to the Investor from the Company from the due date until the date of payment thereof and shall accrue and be added to any balance of unpaid amounts subject to late payment.

2.04   The following describes the process to cancel an investment commitment:

(a)   Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

(b)   The intermediary will notify investors when the target offering amount has been met;

(c)   If the issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned); and

(d)   If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

2.05   The Company has the right to refuse any investment at its sole discretion for any reason, including the Company's belief that an Investor does not meet the applicable suitability requirements. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate regarding the suitability of Investors. The Company reserves the right to modify the suitability standards with respect to prospective Investors to comply with any applicable state or local laws, rules, or regulations. The Agreement provides the Company the right to cancel the Offering for any reason before the Offering Termination Date. If the sum of the investment commitments from all Investors does not equal or exceed the Minimum Offering Amount at the time of the Offering Termination Date, no securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Section 3. Payment Upon Change of Control.

Upon a Change of Control at any time prior to the maturity date, all outstanding principal and accrued interest shall be due and payable to the Investor prior to, or simultaneously with, the closing of such Change of Control.

Section 4. Buy-Out Right of the Company.

The Company may, in its sole discretion, at any time prior to the payment in full of the Patriots Business Bond Amount, Buy-Out the Company's obligations to the Investor under this Agreement, and terminate this Agreement by paying the Investor an amount equal to all outstanding principal and accrued interest.

Section 5. Issuer Report Requirements.

Issuer shall comply with the applicable reporting requirements of Section 4 of the Securities Act.

Section 6. Duties to the Investor

Nothing in this Agreement is intended to increase the duties of the issuer to the investor beyond those duties required by securities laws.

Section 7. Representations by the Investor

7.01   Investor represents and warrants to the Issuer that the Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Bonds, enter into this Agreement, and to perform all the obligations required to be performed by the Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on the Investor or any investment guideline or restriction applicable to the Investor.

7.02   Investor represents and warrants to the Issuer that the Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Bonds as a nominee or agent or otherwise for any other person.

7.03   Investor represents and warrants to the Issuer that the Investor shall comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells Bonds and obtain any consent, approval, or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Issuer shall have no responsibility therefor.

7.04   Investor represents and warrants to the Issuer that the Investor has relied only on the information contained in the Offering Materials.

7.05   Investor represents and warrants to the Issuer that the Investor is not relying on any communication (written or oral) of the Issuer or any of its affiliates, as investment or tax advice or as a recommendation to purchase the Bonds. It is understood that information and explanations related to the terms and conditions of the Bonds provided in the Offering Materials or otherwise by the Issuer or any of its affiliates shall not be considered investment or tax advice or a recommendation to purchase the Bonds, and that neither the Issuer nor any of its affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Bonds. The Investor acknowledges that neither the Issuer nor any of its affiliates have made any representation regarding the proper characterization of the Bonds for purposes of determining the Investor's authority to invest in the Bonds. The Investor is familiar with the business and financial condition and operations of the Issuer, all as generally described in the Offering Materials. The Investor has had access to such information concerning the Issuer and the Bonds as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Bonds

7.06   Investor represents and warrants to the Issuer that the Investor understands and accepts that the purchase of the Bonds involves various risks, including the risks outlined in the Offering Materials and in this Agreement. Investor understands and agrees that Issuer is not liable to Investor should Issuer be unable to return Investor's investment due to one of the described risks.

7.07   Investor represents and warrants to the Issuer that the Investor represents that it is able to bear any loss associated with an investment in the Bonds.

7.08   Investor represents and acknowledges that the Issuer has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the offering. This Agreement shall thereafter have no force or effect and the Issuer shall return the previously paid subscription price of the Bonds, without interest thereon, to the Investor.

7.09   Investor represents and warrants to the Issuer that the Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Bonds or made any finding or determination concerning the fairness or advisability of this investment.

7.10   Investor represents and warrants to the Issuer that the Issuer has not (a) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of an investment in the Bonds or (b) made any representation to the Investor regarding the legality of an investment in the Bonds under applicable legal investment or similar laws or regulations. In deciding to purchase the Bonds, the Investor is not relying on the advice or recommendations of the Issuer and the Investor has made its own independent decision that the investment in the Bonds is suitable and appropriate for the Investor.

7.11   Investor represents and warrants to the Issuer that Investor has such knowledge, skill, and experience in business, financial, and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Bonds. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Bonds and the consequences of this Agreement. The Investor has considered the suitability of the Bonds as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Bonds and its authority to invest in the Bonds.

7.12   Investor represents and warrants to the Issuer that Investor is acquiring the Bonds solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Bonds. Investor understands that the Bonds have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bonafide nature of the investment intent and the accuracy of the Investor's representations as expressed herein. The Investor understands that the Bonds are "Restricted Securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Investor must hold the Bonds indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements are available. The Investor acknowledges that the Issuer has no obligation to register or qualify the Bonds, for resale. The Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Bonds, and on requirements relating to the Issuer which are outside of the Investor's control, and which the Issuer is under no obligation and may not be able to satisfy.

7.13   The Investor represents and warrants to the Issuer that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Bonds or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to registration of the Bonds under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws and that the certificates representing the Bonds will bear a legend-making reference to the foregoing restrictions. Additionally, the Issuer and its affiliates shall not be required to give effect to any purported transfer of such Bonds except upon compliance with the foregoing restrictions.

7.14   The Investor represents and warrants to the Issuer that neither the Issuer nor any other person offered to sell the Bonds to it by means of any form of general solicitation or advertising, including but not limited to: any advertisement, article, notice, or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

Section 8. Transferability/Restrictions on Resales

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) unless such securities are transferred:

(1)   To the issuer of the securities;
(2)   To an accredited investor;
(3)   As part of an offering registered with the Commission; or
(4)   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

For purposes of this section, the term accredited investor shall mean any person who comes within any of the categories set forth in the definition of accredited investor, or who the seller reasonably believes comes within any of such definition, at the time of the sale of the securities to that person.

For purposes of this section, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser and shall include adoptive relationships. For purposes of this paragraph, the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Section 9. Events of Default; Remedies.

9.01 Each of the following events constitutes an "***Event of Default***" for purposes of this

Agreement:

(a)   If any Payment is not paid by the Company to the Investor on or prior to the due date, to the extent the delay is not excused, as defined in this Agreement, and each such non-payment continues for a period of thirty (30) business days thereafter;

(b)   An involuntary proceeding has been commenced or an involuntary petition has been filed seeking (i) liquidation, reorganization or other relief in respect of the Company or any of its debts, or of a substantial part of its assets, under any federal, state, or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of its assets, and, in any such case, such proceeding or petition has continued undismissed for sixty (60) days or order or decree approving or ordering any of the foregoing has been entered;

(c)   The Company has (i) voluntarily commenced any proceeding or filed any petition seeking liquidation, reorganization or other relief under any federal, state, or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (b) immediately above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing; or,

(d)   If (i) the Company breaches any other covenant of the Company contained in this Agreement, and such breach continues for a period of thirty (30) business days after the Investor delivers written notice of the breach to the Company, or (ii) any representation or warranty made in this Agreement by the Company shall be materially incorrect when made or deemed made.

9.02 If an Event of Default occurs under Section 7.01 and is continuing, then the Company agrees to employ, at its own expense, an Intermediary (the "Intermediary") to determine the proper course of action, based on what is in the best interests of Investors, including, but not limited to, a Forbearance Agreement. Investor agrees to abide by the determination of the Intermediary. If no suitable course of action is agreed upon by the Company, and the Event of Default continues, an amount equal to the outstanding principal and accrued interest shall, at the option of the Investor (as communicated by the Investor) automatically, become immediately due and payable by the Company to the Investor and Investor may employ an attorney to enforce the Investor's rights and remedies. The rights and remedies of the Investor as provided in this Agreement shall be cumulative and may be pursued singly, successively, or together against any other funds, property, or security held by the Investor for payment or security, in the sole discretion of the Investor. The failure to exercise any such right or remedy shall not be a waiver or release of such rights or remedies or the right to exercise any of them at another time.

Section 10. Unsecured Obligations of the Company; Subordination.

10.01 Notwithstanding anything contained herein to the contrary, the obligations of the Company to the Investor under this Agreement shall be unsecured obligations of the Company. The obligations in this Agreement are the corporate obligation of the Company only and no recourse shall be had against any past, present, or future member or owner of the Company directly. The rights and indebtedness evidenced by this Agreement are subordinated in right of, to the extent and in the manner set forth in the paragraph below, to all other indebtedness of the Company created prior to the date of this Agreement, exclusive of any indebtedness to existing members of the Company (such indebtedness, the "Prior Debt"). This Agreement does not convey to Investor any voting rights as related to the operations of the Company.

10.02   Nothing in the terms of this Offering prohibits or otherwise prevents the Company from securing future funding by any means determined appropriate by the Company. Upon request by the Company, and provided that no unexcused default shall have occurred under this Agreement, the Investor agrees to enter into a mutually acceptable and commercially reasonable subordination agreement with a commercial bank or other lending institution subordinating the Company's obligations to the extent and in the manner set forth in the paragraph below to up to the lesser of (a) the principal amount of the indebtedness to such bank or institution, or (b) the amount outstanding under this Agreement.

10.03   If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshaling of the assets and liabilities of the Company, (i) no amount shall be paid by the Company to the Investor under this Agreement unless and until the principal of and interest on the Prior Debt then outstanding shall be paid in full, and (ii) no claim or proof of claim shall be filed with the Company by or on behalf of the Investor which shall assert any right to receive any payments under this Agreement except subject to the payment in full of the principal of and interest on all of the Prior Debt then outstanding.

10.04   Subject to the foregoing paragraphs, nothing contained in this Section 10 shall impair, as between the Company and the Investor, the obligation of the Company, subject to the terms and conditions hereof, to pay to the Investor the Investor's Payment as and when the same become due and payable or shall prevent the Investor, upon default hereunder, from exercising all rights, powers, and remedies otherwise provided herein or by applicable law.

Section 11. Termination.

This Agreement and the Company's obligation to pay the Patriots Business Bond Amount shall terminate (the "Termination Date") (i) upon written consent of a majority of the Investors to the Offering; or (ii) immediately upon the receipt by the Investors to the Offering of payments from the Company pursuant to this Agreement totaling, in the aggregate, the outstanding principal amount plus accrued interest; provided, however, in the event the Investor has not received the outstanding principal and accrued interest prior to the Termination Date, as defined in Appendix I, the Company shall pay to the Investor, on or before the Termination Date, an amount equal to the Investor's outstanding principal plus accrued interest pursuant to this Agreement.

Section 12. Use and Ownership of Confidential Information.

12.01   By the Company. The Company agrees: (a) to use all Investor Confidential Information only to the extent necessary to enable the Company to assess the Investor's investment in the Company; (b) not to disclose or provide any Investor Confidential Information to any person or entity without the Investor's prior written consent, and (c) not to copy or reproduce any of Investor Confidential Information. Ownership of all right, title, and interest in the Investor Confidential Information shall remain at all times with the Investor, and nothing in this Agreement shall give any right, title or interest in, or license to, any such Investor Confidential Information to the Company (or any other person or entity). The Company's obligations set forth in this Section 10.01 shall indefinitely survive the termination of this Agreement.

12.02   By the Investor. The Investor agrees: (a) to use all Company Confidential Information only to the extent necessary to enable the Investor to assess the Company's ability to make the Patriots Business Bond Payments; (b) not to disclose or provide any Company Confidential Information to any person or entity without the Company's prior written consent, and (c) not to copy or reproduce any of the Company's

Confidential Information. Ownership of all right, title, and interest in the Company Confidential Information shall remain at all times with the Company, and nothing in this Agreement shall give any right, title, or interest in, or license to, any such Company Confidential Information to the Investor (or any other person or entity). The Investor's obligations set forth in this Section 10.02 shall indefinitely survive the termination of this Agreement.

Section 13. Notices.

All notices and other communications hereunder shall be in writing and shall be deemed duly delivered if delivered personally (upon receipt), or one (1) business day after being delivered by a recognized overnight delivery service, or upon transmission, if sent via electronic mail (with confirmation of receipt). Notices to each party shall be addressed as follows:

if to the Company, to:	FLY Wilmington LLC 115 S Compo Road Westport, CT 06880
if to the Investor, to:	the address set forth on the signature page hereto or the Investor's registered email address

Either party may specify a different address for notices to be sent by providing at least five (5) days prior written notice of such change in address to the other party.

Section 14. Consent to Electronic Delivery.

The Investor hereby agrees that the Company may deliver all Patriots Business Bonds, notices, financial statements, tax reports, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of the Company, including, without limitation, information about the investment, required or permitted to be provided to the Investor under the Patriots Business Bond or hereunder by means of e-mail or by posting on an electronic message board or by other means of electronic communication. The Company also needs the Investor to consent to the Company giving the Investor certain disclosures electronically, either via the Company Offering Profile or to the email address the Investor provides to the Company. By entering into this Agreement, the Investor consents to receive electronically all Patriots Business Bonds, documents, communications, notices, contracts, and agreements arising from or relating in any way to the Investor's or the Company's rights, obligations, or services under this Agreement.

Section 15. Entire Agreement and Amendments.

This Agreement may not be modified or amended except pursuant to a written instrument signed by the Company and the holders of a majority of the then outstanding principal amount of the Patriots Business Bonds. Except as otherwise expressly provided herein, this Agreement represents the entire agreement between the relevant parties regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them.

Section 16. Severability.

In case any provision contained in this Agreement should be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

Section 17. Successors and Assigns.

The rights and benefits of this Agreement shall inure to the benefit of and be enforceable by the parties' successors and assigns. The rights and obligations of the Investor under this Agreement may only be assigned with the prior written consent of the Company. This Agreement may be sold, assigned, or otherwise transferred only pursuant to an effective registration under the federal securities laws and qualification under applicable state securities laws, or an exemption from the registration and qualification requirements of the applicable state and federal laws, and the Company shall have received evidence of such exemption. This Agreement is transferable only on the books of the Company.

Section 18. Governing Law.

This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of North Carolina, without giving effect to the principles of conflicts of law.

Section 19. Counterparts.

This Agreement may be executed in three or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party.

[Signature Page Follows]

IN WITNESS WHEREOF, Investor has executed this Agreement on _____.

"INVESTOR"

Signature of Investor:

Printed Name of Investor:

Street Address:

City, State, and Zip Code:

Investment Amount: $ _____

SUBSCRIPTION ACCEPTED:

FLY WILMINGTON LLC

By: _____
        David Soler

Date: _____

EXHIBIT A

DEFINITIONS

"Buy-Out" means the right of the Company to buy out its obligations to the Investor at an accelerated time frame, as more particularly described in Section 4 of the Agreement.

"Change of Control" means (a) the Company's consummation of a merger, consolidation, reorganization, or similar business transaction, unless immediately after such transaction more than 50% of the outstanding voting power of the surviving or resulting entity is held by persons or entities who or that were members of the Company immediately before the transaction; or (b) the Company's consummation of a sale of all or substantially all of its assets.

"Closing" means the point at which the earlier of the expiration or termination of the Offering or the aggregate amount of at least the Target Offering amount has been invested and the transfer of Investor funds (net of the escrow fee to be paid to Escrow Agent on such amounts) to a deposit account maintained by the Company has been initiated, which funds shall constitute net Offering proceeds usable by the Company for the purposes outlined in the Offering Materials.

"Commencement Date" means the date at which the Investor is first entitled to receive Patriots Business Bond Payments from the Company, as defined in Appendix I.

"Patriots Business Bond Amount" means all interest and principal payments to be made by the Company to the Investor.

"Patriots Business Bond Payments" means the total sum of all interest and principal payments to be made by the Company to the Investor.

"Company" or "Issuer" shall mean the entity defined in the opening paragraph of the Agreement, including all subsidiaries, affiliates, successors, and assigns.

"Company Confidential Information" means, whether or not such information is designated or marked by the Company as confidential, proprietary or secret, (a) any and all financial, technical, and other information regarding the Company and its business, products, assets, or properties; and (b) any and all proprietary information, materials, know-how and trade secrets of the Company with regard to the ideas, technology, products, business or business methods (whether or not in written, electronic, machine-readable or other tangible forms) of the Company, any parent, subsidiary or affiliate of the Company, or any of their respective officers, directors, members, managers, employees or agents.

"Intermediary" means a person acting as an intermediary in a transaction involving the offer or sale of securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and is:

(1) Registered with the Commission as a broker under section 15(b) of the Exchange Act (15 U.S.C. 78o(b)) or as a funding portal in accordance with the requirements of §227.400; and
(2) Is a member of a national securities association registered under section 15A of the Exchange Act (15 U.S.C. 78o-3).

"Investor Confidential Information" means any information, including personally identifiable information, provided by the Investor to the Company in order to purchase the Bonds and receive the PAtrio Business Bond Payments.

"Offering" shall have the meaning set forth in the opening paragraph of the Agreement.

"Offering Materials" means all materials provided to the Investor for the purposes of the Offering, including the Company Offering Profile, the Offering Memorandum (Form C), and any communications made by the Company through the communications channel provided on the company Offering Profile.

"Payment Schedule" means the date(s), as defined in Appendix I and Appendix II, when the Company shall make Patriots Business Bond Payments to the Investor.

"Principal" means the original Investment Amount.

"Reporting Schedule" means the Company's obligation to provide periodic reports, as set forth in Appendix I and defined in §227.202 Ongoing Reporting Requirements

"Termination Date" means the date, as defined in Appendix I, in which this Agreement no longer has legal effect.

APPENDIX I

OFFERING INFORMATION	
Issuer Name	FLY Wilmington LLC
Investment Amount	$
Target Offering Amount	$200,000
Maximum Offering Amount	$5,000,000
Security Type	Unsecured Loan
Security Interest	None
Minimum Investment Amount	$2,000
Minimum Investment Increment	$1,000
Deadline to Reach Target Offering Amount	March 30, 2023
PATRIOTS BUSINESS BOND PAYMENT TERMS	
Commencement Date	The start date of your bonds will begin on the day that your investment has been accepted by the Company and disbursed to the Company by the escrow agent
First Interest Payment Date	The first interest payment date, regardless of when your investment was accepted by the Company and disbursed to the Company, will be January 31, 2024
Payment Frequency	Semi-Annual beginning on the First Interest Payment Date
Annual Interest Rate	10.00%
Term of Bond	5 Years
Patriots Business Bond Payment Schedule	See Appendix II
Reporting Schedule	As defined in §227.202 Ongoing Reporting Requirements
Patriots Business Bond Payments made to	Directly to Investor
PERKS	
$2,000 - $5,000	**iFLY Wilmington Welcome Investor Package:** ✓ iFLY Wilmington T-Shirt or Hat, Koozie, and Pen ✓ 1 free flight **OR** 10% off flight purchases for the first year
$5,001 - $10,000	**iFLY Wilmington Foundational Investor Package:** ✓ iFLY Wilmington T-Shirt, Hat, Koozie, and Pen ✓ 1 free flight **OR** 10% off flight purchases for two years
$10,001 - $25,000	**iFLY Wilmington Basic Investor Package:** ✓ iFLY Wilmington T-Shirt, Hat, Koozie, and Pen ✓ first flight free ✓ 10% off flight purchases for two years
$25,001 - $50,000	**iFLY Wilmington Intermediate Investor Package:** ✓ iFLY Wilmington T-Shirt, Hat, Koozie, and Pen ✓ two free flights ✓ 10% off flight purchases for the duration of your investment
$50,001 - $100,000	**iFLY Wilmington Advanced Investor Package:** ✓ iFLY Wilmington T-Shirt, Hat, Koozie, Pen, and

	Water Bottle ✓ free flight for family of 6 ✓ VIP Event ✓ 10% off flight purchases for the duration of your investment
$100,001 - $250,000	**iFLY Wilmington Silver Investor Package:** ✓ iFLY Wilmington Advanced Investor Package ✓ iFLY full face mask Body Flight/Skydiving Helmet ✓ Private training session for 6 with special operations instructor ✓ VIP Event ✓ 20% off flight purchases for the duration of your investment
$250,000 +	**iFLY Wilmington Gold Investor Package:** ✓ iFLY Wilmington Advanced Investor Package ✓ Custom Flight Suit ✓ iFLY full face mask Body Flight/Skydiving Helmet ✓ VIP Event ✓ One flight for up to 6 family or friends per year for the duration of your investment

APPENDIX II
Patriots Business Bond Payment Schedule
(at a $2,000,000 raise amount)

Payment Number	Payment Date	Beginning Balance	Interest	Principal	Total Payment	Ending Balance	Cummulative Interest
1	1/15/2024	$ 2,000,000	$ 250,000	$ -	$ 250,000	$ 2,000,000	$ 250,000
2	7/15/2024	2,000,000	100,000	-	100,000	2,000,000	350,000
3	1/15/2025	2,000,000	100,000	-	100,000	2,000,000	450,000
4	7/15/2025	2,000,000	100,000	-	100,000	2,000,000	550,000
5	1/15/2026	2,000,000	100,000	-	100,000	2,000,000	650,000
6	7/15/2026	2,000,000	100,000	-	100,000	2,000,000	750,000
7	1/15/2027	2,000,000	100,000	-	100,000	2,000,000	850,000
8	7/15/2027	2,000,000	100,000	-	100,000	2,000,000	950,000
9	1/15/2028	2,000,000	100,000	-	100,000	2,000,000	1,050,000
10	7/15/2028	2,000,000	100,000	2,000,000	2,100,000	-	1,150,000

*For illustrative purposes only. Actual amounts may change based on actual amount raised and the timing of investments being accepted.

EXHIBIT 3

DEFINITION OF ACCREDITED INVESTOR §230.501

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<u>Definition of Accredited Investor §230.501</u>

Definitions and terms used in Regulation D.

As used in Regulation D (§ 230.500 et seq. of this chapter), the following terms shall have the meaning indicated:

(a) Accredited investor. Accredited investor shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000;

(i) Except as provided in paragraph (a)(5)(ii) of this section, for purposes of calculating net worth under this paragraph (a)(5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (a)(5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in § 230.506(b)(2)(ii);

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type not listed in paragraph (a)(1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status. In determining whether to designate a professional certification or designation or credential from an accredited educational institution for purposes of this paragraph (a)(10), the Commission will consider, among others, the following attributes:

(i) The certification, designation, or credential arises out of an examination or series of examinations administered by a self-regulatory organization or other industry body or is issued by an accredited educational institution;

(ii) The examination or series of examinations is designed to reliably and validly demonstrate an individual's comprehension and sophistication in the areas of securities and investing;

(iii) Persons obtaining such certification, designation, or credential can reasonably be expected to have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of a prospective investment; and

(iv) An indication that an individual holds the certification or designation is either made publicly available by the relevant self-regulatory organization or other industry body or is otherwise independently verifiable;

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

  (i) With assets under management in excess of $5,000,000,

  (ii) That is not formed for the specific purpose of acquiring the securities offered, and

  (iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (a)(12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (a)(12)(iii).

(b) Affiliate. An affiliate of, or person affiliated with, a specified person shall mean a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) Aggregate offering price. Aggregate offering price shall mean the sum of all cash, services, property, notes, cancellation of debt, or other consideration to be received by an issuer for issuance of its securities. Where securities are being offered for both cash and non-cash consideration, the aggregate offering price shall be based on the price at which the securities are offered for cash. Any portion of the aggregate offering price attributable to cash received in a foreign currency shall be translated into United States currency at the currency exchange rate in effect at a reasonable time prior to or on the date of the sale of the securities. If securities are not offered for cash, the aggregate offering price shall be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Such valuations of non-cash consideration must be reasonable at the time made.

(d) Business combination. Business combination shall mean any transaction of the type specified in paragraph (a) of Rule 145 under the Act (17 CFR 230.145) and any transaction involving the acquisition by one issuer, in exchange for all or a part of its own or its parent's stock, of stock of another issuer if, immediately after the acquisition, the acquiring issuer has control of the other issuer (whether or not it had control before the acquisition).

(e) Calculation of number of purchasers. For purposes of calculating the number of purchasers under § § 230.506(b) and 230.506(b) only, the following shall apply:

  (1) The following purchasers shall be excluded:

(i) Any relative, spouse or relative of the spouse of a purchaser who has the same primary residence as the purchaser;

(ii) Any trust or estate in which a purchaser and any of the persons related to him as specified in paragraph (e)(1)(i) or (e)(1)(iii) of this section collectively have more than 50 percent of the beneficial interest (excluding contingent interests);

(iii) Any corporation or other organization of which a purchaser and any of the persons related to him as specified in paragraph (e)(1)(i) or (e)(1)(ii) of this section collectively are beneficial owners of more than 50 percent of the equity securities (excluding directors' qualifying shares) or equity interests; and

(iv) Any accredited investor.

(2) A corporation, partnership or other entity shall be counted as one purchaser. If, however, that entity is organized for the specific purpose of acquiring the securities offered and is not an accredited investor under paragraph (a)(8) of this section, then each beneficial owner of equity securities or equity interests in the entity shall count as a separate purchaser for all provisions of Regulation D (§§ 230.501-230.508), except to the extent provided in paragraph (e)(1) of this section.

(3) A non-contributory employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 shall be counted as one purchaser where the trustee makes all investment decisions for the plan.

(f) Executive officer. Executive officer shall mean the president, any vice president in charge of a principal business unit, division, or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the issuer. Executive officers of subsidiaries may be deemed executive officers of the issuer if they perform such policy making functions for the issuer.

(g) Final order. Final order shall mean a written directive or declaratory statement issued by a federal or state agency described in § 230.506(d)(1)(iii) under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(h) Issuer. The definition of the term issuer in section 2(a)(4) of the Act shall apply, except that in the case of a proceeding under the Federal Bankruptcy Code (11 U.S.C. 101 et seq.), the trustee or debtor in possession shall be considered the issuer in an offering under a plan or reorganization, if the securities are to be issued under the plan.

(i) Purchaser representative. Purchaser representative shall mean any person who satisfies all of the following conditions or who the issuer reasonably believes satisfies all of the following conditions:

(1) Is not an affiliate, director, officer or other employee of the issuer, or beneficial owner of 10 percent or more of any class of the equity securities or 10 percent or more of the equity interest in the issuer, except where the purchaser is:

(i) A relative of the purchaser representative by blood, marriage or adoption and not more remote than a first cousin;

(ii) A trust or estate in which the purchaser representative and any persons related to him as specified in paragraph (h)(1)(i) or (h)(1)(iii) of this section collectively have more than 50 percent of the beneficial interest (excluding contingent interest) or of which the purchaser representative serves as trustee, executor, or in any similar capacity; or

(iii) A corporation or other organization of which the purchaser representative and any persons related to him as specified in paragraph (h)(1)(i) or (h)(1)(ii) of this section collectively are the beneficial owners of more than 50 percent of the equity securities (excluding directors' qualifying shares) or equity interests;

(2) Has such knowledge and experience in financial and business matters that he is capable of evaluating, alone, or together with other purchaser representatives of the purchaser, or together with the purchaser, the merits, and risks of the prospective investment;

(3) Is acknowledged by the purchaser in writing, during the course of the transaction, to be his purchaser representative in connection with evaluating the merits and risks of the prospective investment; and

(4) Discloses to the purchaser in writing a reasonable time prior to the sale of securities to that purchaser any material relationship between himself or his affiliates and the issuer or its affiliates that then exists, that is mutually understood to be contemplated, or that has existed at any time during the previous two years, and any compensation received or to be received as a result of such relationship.

(j) Spousal equivalent. The term spousal equivalent shall mean a cohabitant occupying a relationship generally equivalent to that of a spouse.

[47 FR 11262, Mar. 16, 1982, as amended at 53 FR 7868, Mar. 10, 1988; 54 FR 11372, Mar. 20, 1989; 76 FR 81806, Dec. 29, 2011; 77 FR 18685, Mar. 28, 2012; 78 FR 44770, 44804, July 24, 2013; 81 FR 83553, Nov. 21, 2016; 85 FR 64277, Oct. 9, 2020]